UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GAME FACE GAMING, INC.
 (Exact name of registrant as specified in its charter)

Florida	27-1551007
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 East Sunrise Highway Suite 202 Valley Stream NY 11581
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. ☒

Securities Act registration statement file number to which this form relates: File No. 333-164651 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: Common Shares, $0.0001 value (Title of class)

Item 1.  Description of Registrant’s Securities to be Registered.

The following description of the authorized capital of Game Face Gaming, Inc. (the “Company” or “we”) does not purport to be complete and is subject to and qualified in its entirety by our Articles of Incorporation, which is included as an exhibit to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 2, 2010 (file no. 333-164651) and by the applicable provisions of the Florida Business Corporation Act.

COMMON STOCK

We are authorized to issue 250,000,000 shares of common stock, par value $0.0001. As of May 18, 2011, 50,600,000 shares are issued and outstanding and are held by 45 stockholders of record.  The Common Stock:

	have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors;

	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

We refer you to the Bylaws of our Articles of Incorporation and the applicable statutes of the State of Florida for a more complete description of the rights and liabilities of holders of our securities.

Non-Cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

We have not declared or paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

PREFERED STOCK

We are not authorized to issue preferred stock.

WARRANTS AND OPTIONS

Currently, there are no warrants or options outstanding.

CONVERTIBLE NOTES

In March 2011, the Company entered into  Convertible Note Purchase Agreements with three accredited investors for the sale of 8% Convertible Promissory Notes (the “Notes”) in the aggregate principal amount of $175,000. Each such Note bears interest at the rate of 8% per annum and can be prepaid by the Company without penalty upon 5 days advance notice to the holder. The Notes mature on the earlier of 8 months from issuance or upon the closing of any offering from which the Company shall have raised the gross amount of $2,000,000. The holder can request that the Company pay interest in shares of common stock (at the same conversion rate described below). All principal and accrued interest on the Note is convertible into shares of our common stock at the election of the investor at any time 60 days after issuance of the Note at a conversion price equal to the greater of $0.25 per share or a 50% discount to the average of the 10 closing bid prices of the common stock during the 10 trading day period ending 5 days prior to conversion. The number of shares issuable upon conversion shall be proportionally adjusted to reflect any stock dividend, split or similar events. The Notes contain default events which, if triggered and not cured within 10 days of notice, will result in a default interest rate of 1.5% per month.

The Company intends to offer up to $300,000 of such Notes under Section 4(2) of the Securities Act of 1933, as amended, and/or Regulation D promulgated by the Securities and Exchange Commission.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Articles of Incorporation* Amendment to Articles of Articles of Incorporation **
3.2	Bylaws*

* Previously filed with the Registrant’s Registration Statement on Form S-1, file number 333-164651, filed with the Securities and Exchange Commission on February 2, 2010, and incorporated herein by reference.
** Previously filed with the Registrant's Current Report on Form 8-K on January 25, 2011

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GAME FACE GAMING, INC.

Date: May 23, 2011	By:	/s/ Felix Elinson
	Name:	Felix Elinson
	Title:	President, Chief Executive Officer, and Director (Principal Executive, Financial and Accounting Officer)

Date: May 23, 2011	By:	/s/ Irving Bader
	Name:	Irving Bader
	Title:	Secretary and Director